Exhibit 99.1

Draganfly to Showcase its Drone and AI Technology at the World Police Summit in Dubai

The Draganfly team will be located at booth #8A29 to demonstrate how the company’s new Heavy Lift,

Commander 3XL Drone, and Vital Intelligence Technology are used to enhance public safety.

Dubai, UAE, February 21, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, today announced its participation in the World Police Summit from March 7 to 9, 2023 at the Dubai World Trade Centre.

The World Police Summit is an event focused on the security sector where industry leaders and experts engage with global trends impacting policing and law enforcement. This event addresses the challenges and futuristic trends around crime prevention, forensic science, anti-narcotics, police innovation, and drones.

During this two-day event, Draganfly’s team will be available at booth 8A29 to educate and provide a hands-on look at its innovative technology, including the Heavy Lift, Commander 3XL Drone, and Draganfly’s Vital Intelligence AI Technology. Draganfly will showcase how its drone solutions are helping to enhance public safety and national security.

“We are thrilled to be involved in this year’s World Police Summit in Dubai and demonstrate how our drone and AI technology is helping law enforcement enhance situational awareness,” said Cameron Chell, President, and CEO of Draganfly. “Draganfly has a long and proud history of supporting law enforcement agencies in keeping the public safe. Our team is always looking for solutions to protect lives, mitigate risk, and reduce liability for public safety agencies.”

Book an appointment with the Draganfly team here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to how the Company’s drone solutions are helping to enhance public safety and national security. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.